Exhibit 2.1
ASSET PURCHASE AGREEMENT
BY AND BETWEEN
SPRINGS GLOBAL US, INC.
AND
CROWN CRAFTS INFANT PRODUCTS, INC.
Dated as of November 5, 2007

TABLE OF CONTENTS

		Page
ARTICLE I. PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

SECTION 1.01	Purchased Assets	1

SECTION 1.02	Excluded Assets	3

SECTION 1.03	Assumption of Certain Obligations and Liabilities	3

SECTION 1.04	Purchase Price	3

SECTION 1.05	Adjustments to Preliminary Purchase Price	4

SECTION 1.06	Allocation of Purchase Price	6

SECTION 1.07	Taxes	6

SECTION 1.08	Liabilities; Proration	7

SECTION 1.09	Consent of Third Parties	7

ARTICLE II. REPRESENTATIONS AND WARRANTIES

SECTION 2.01	Representations and Warranties of Seller	4

SECTION 2.02	Representations and Warranties of Purchaser	14

ARTICLE III. ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 3.01	All Reasonable Efforts	15

SECTION 3.02	Audited Financial Statements	15

ARTICLE IV. CLOSING

SECTION 4.01	The Closing	15

SECTION 4.02	Deliveries by Seller	15

SECTION 4.03	Deliveries by Purchaser	16

SECTION 4.04	Passage of Title at Closing	17

SECTION 4.05	Retention of and Access to Records	17

ARTICLE V. INDEMNIFICATION

SECTION 5.01	Agreement of Seller to Indemnify Purchaser	17

SECTION 5.02	Agreement of Purchaser to Indemnify Seller	18

SECTION 5.03	Procedures for Indemnification	18

SECTION 5.04	Establishment of Indemnification Liability	19

SECTION 5.05	Settlement of Third Party Claims	19

SECTION 5.06	Duration	19

SECTION 5.07	Limitations	20

SECTION 5.08	Investigations	20

SECTION 5.09	Sole and Exclusive Remedy	20

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EXHIBITS

Exhibit A:	Escrow Agreement
Exhibit B:	Bill of Sale
Exhibit C:	Assignment and Assumption Agreement
Exhibit D:	Noncompetition Agreement
Exhibit E:	Transition Services Agreement
Exhibit F:	Warehousing Agreement
Exhibit G:	Seller License Agreement

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ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 5th day of November, 2007, by and between SPRINGS GLOBAL US, INC., a Delaware corporation (“Seller”), and CROWN CRAFTS INFANT PRODUCTS, INC., a Delaware corporation (“Purchaser”).
W I T N E S S E T H:
     WHEREAS, Seller is engaged in the business of designing, marketing, importing, selling and distributing various types of bedding, blanket and bath products and related accessories for the infant and toddler retail market through Seller’s unincorporated baby product line (the “Business”); and
     WHEREAS, Seller desires to sell and transfer to Purchaser certain of its assets, rights and properties relating to the Business, and Purchaser desires to purchase such assets, rights and properties and has agreed to assume certain liabilities of Seller relating to the Business, in each case in the manner and upon the terms and conditions hereinafter set forth;
     NOW, THEREFORE, in consideration of the material covenants, agreements, representations and warranties contained in this Agreement, and intending to be legally bound thereby, the parties hereto hereby agree as follows:
ARTICLE I. PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES
     SECTION 1.01 Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser agrees to accept and purchase from Seller, all of the right, title and interest of Seller in, to and under the following assets, rights and properties of Seller (collectively, the “Purchased Assets”, which shall in no event include the Excluded Assets (as hereinafter defined)), free and clear of all liens, encumbrances, charges, security interests, pledges and claims of any kind whatsoever (“Liens”) other than Permitted Liens (for purposes of this Agreement, “Permitted Liens” means (i) Liens for taxes or assessments not yet delinquent or that are being contested in good faith and by appropriate proceedings; (ii) Liens imposed by law, such as Liens of carriers, warehousemen, mechanics, materialmen and landlords, and other similar Liens incurred in the ordinary course of business consistent with past practices for sums that are not overdue; (iii) as to any leased or licensed assets or properties, rights of the lessors or licensors thereof; and (iv) the Liens described on Schedule 1.01):
          (a) Inventory. All of the inventory of finished goods used or held for use in connection with the Business (including all closeouts) (the “Inventory”), together with all purchase contracts and orders for the same, and all bills of lading, trust receipts, warehouse receipts and other documents of title of whatever kind and description to the extent relating to the foregoing, other than (i) any unidentifiable, unsalable or damaged Inventory, any items of Inventory that have not been classified by Seller as first quality and any Inventory that does not meet generally accepted industry standards for first quality goods (it being acknowledged and agreed that industry standards allow for up to a four percent (4%) off-quality-level variation in first quality goods (the “Variance”)); (ii) any labels, inserts, supplies or packaging that Purchaser cannot use because of wrong declaration of responsibility or failure to meet any other legal requirement; and (iii) any Inventory that has been transferred for sale at Seller’s outlet stores (all Inventory to be transferred to the Purchaser pursuant to this Section 1.01(a), the “Eligible Inventory”).
          (b) Intellectual Property. All of the following used solely in the Business: patents and patent applications; copyrights and copyright applications; trademarks, trademark applications, service marks, logos, trade names, slogans, brands and all similar rights to names (including trademark applications with respect to “Welcome to the World” and “Everything Kids” (collectively, the “Specified Applications”)) and any and all variations thereof, together with all applications for any of the foregoing; inventions, discoveries, improvements, processes, methods, designs, data, drawings and product and process specifications; cost sheets, artwork, screens, films, samples, molds, test procedures and specifications; trade secrets, confidential information, know-how and ideas, whether patentable or not; data processing records, written instructions for procedures, technical information and related data; and all goodwill to the extent associated with any of the foregoing and all rights to use the same (collectively, the “Intellectual Property”).
          (c) Licenses. All licenses, sublicenses and other assignments or permissions of Seller with respect to all active product programs and all closeout Inventory included within the Eligible Inventory, each of which is set forth on Schedule 1.01(c) (the “Licenses”).
          (d) Sales Agent Contracts. All of Seller’s rights under the sales agency contracts listed on Schedule 1.01(d) (the “Contracts”).
          (e) Business Records, Marketing Materials and Certain Related Assets. To the extent (i) under Seller’s possession or control and (ii) used in the Business or related to the Purchased Assets: originals or copies of all books, records, manuals and other materials (including all records and materials maintained at the headquarters, manufacturing facilities and sales offices of the Business and at the locations of the Business’s suppliers), advertising materials, catalogues, price lists, correspondence, mailing lists, lists of customers, lists of suppliers, distribution lists, photographs, production data, marketing materials and records, sales and promotional materials and records, purchasing materials and records, product specifications, manufacturing and quality control records and procedures, blueprints, research and development files, financial and cost accounting records, and current sales order files, provided that personnel and payroll records are expressly excluded from the foregoing, and the yellow modular house used by Seller for trade shows in connection with the Business.
          (f) Goodwill. All goodwill relating to the Purchased Assets and the Business.
          (g) Certain Rights. All guarantees, warranties, indemnities and similar rights in favor of Seller with respect to any Purchased Assets, other than Retained Inventory Rights.
          (h) Claims. All rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller to the extent relating to the ownership, use, function or value of the Purchased Assets, whether arising by way of counterclaim or otherwise, other than (i) the Retained Inventory Rights and (ii) any such actions, lawsuits, judgments, claims and demands that relate to Excluded Assets or Excluded Liabilities.
          (i) Prepayments. All credits, prepaid royalties, prepaid expenses, deferred charges, advance payments, security deposits, funds advanced to customers and prepaid items relating to or arising out of the operation of the Business (the “Prepay Amount”).
     SECTION 1.02 Excluded Assets. Seller will retain and not transfer, and Purchaser will not purchase or acquire any of the following assets, rights or properties of Seller (collectively, the “Excluded Assets”): (a) any of Seller’s assets, rights or properties that are not expressly identified herein as Purchased Assets, including the Receivables (as hereinafter defined) and other rights to receive payment arising out of sales occurring in the ordinary course of conduct of the Business on or prior to the Closing Date (as hereinafter defined); and (b) without limiting the generality of the immediately preceding clause (a), (i) any of Seller’s rights to causes of action, lawsuits, judgments, claims or demands of any nature available to Seller relating to the Excluded Assets or the Excluded Liabilities, (ii) any guarantees, warranties, indemnities and similar rights in favor of Seller relating to the representations made by Seller with respect to the Inventory pursuant to Section 2.01(j) (the “Retained Inventory Rights”), and (iii) any of Seller’s assets, rights or properties listed on Schedule 1.02.
     SECTION 1.03 Assumption of Certain Obligations and Liabilities. On the terms and subject to the conditions set forth herein, and in consideration of the sale, conveyance, transfer, assignment and delivery of the Purchased Assets by Seller to Purchaser as provided in Section 1.01 hereof, at the Closing Purchaser shall assume and be responsible for (a) all open purchase orders relating to Eligible Inventory, (b) all unpaid Allowances (as hereinafter defined) as of the Closing Date and Allowances of the Business for shipments to customers subsequent to the Closing Date, and (c) all obligations related to Licenses or Contracts to be performed after the Closing (collectively, the “Assumed Liabilities”). Purchaser shall not assume or be liable for any liabilities, obligations or commitments of Seller relating to the operation of the Business or the ownership of the Purchased Assets prior to the Closing other than the Assumed Liabilities, including (x) any Payables (as hereinafter defined) or (y) any chargebacks resulting from shipping errors or for agreed allowances and discounts for shipments to customers prior to the Closing Date (all liabilities, obligations or commitments of Seller other than Assumed Liabilities are referred to herein as “Excluded Liabilities”).
     SECTION 1.04 Purchase Price.
          (a) In consideration of the sale, transfer, conveyance, assignment and delivery of the Purchased Assets, at the Closing Purchaser shall (i) assume the Assumed Liabilities as provided in Section 1.03, and (ii) pay Seller, by wire transfer of immediately available funds to an account designated by Seller in writing, an amount (the “Closing Payment”) equal to eighty percent (80%) of the following (the “Preliminary Purchase Price”): $14,592,659, minus (A) $3,078,985, which equals the amount of all trade accounts receivable invoices arising out of sales occurring in the ordinary course of conduct of the Business (the “Receivables”) which were unpaid as of the month ended August 4, 2007 (the “Month End”) and (B) $386,900, which equals all advertising allowances and accruals earned by customers of the Business arising in the ordinary course of conduct of the Business (the “Allowances”) which were unpaid as of the Month End, plus $1,265,960, which equals the amount of all trade accounts payable arising in the ordinary course of conduct of the Business (the “Payables”) which were unpaid as of the Month End.
          (b) At the Closing, Purchaser shall deposit an amount equal to twenty percent (20%) of the Preliminary Purchase Price (the “Escrow Amount”) with an escrow agent reasonably acceptable to Seller and Purchaser (the “Escrow Agent”), pursuant to an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), which Escrow Amount is intended to be available to satisfy Purchaser’s obligations, if any, under Section 1.05 hereof.
     SECTION 1.05 Adjustments to Preliminary Purchase Price.
          (a) Promptly following the Closing, representatives of Seller and Purchaser shall conduct (or cause to be conducted) a physical count of the Eligible Inventory as of the Closing Date in accordance with inventory procedures mutually acceptable to Seller and Purchaser. Purchaser shall be solely responsible for its auditor’s fees in connection with such physical count of the Eligible Inventory. All Eligible Inventory shall be valued as of the Closing Date at Seller’s standard costs for such items (in a manner consistent with Seller’s methods for determining standard costs prior to June 30, 2007), plus any prepayments with respect thereto for which Purchaser will be given credit by the applicable vendor (the “Value”). In determining Seller’s standard costs, all finished goods shall be valued at cost of acquisition, plus any applicable freight, duty and broker’s fees incurred in the procurement process.
          (b) As promptly as practicable, but no later than thirty (30) days after the Closing Date, (i) Purchaser shall cause to be prepared and delivered to Seller a statement setting forth Purchaser’s calculation of the Eligible Inventory and the Value thereof, and (ii) Seller shall cause to be prepared and deliver to Purchaser a statement setting forth Seller’s calculation of the Prepay Amount and the amount of the Allowances as of the Closing Date. If either party disagrees with the calculations of the other in any respect, such party may, within thirty (30) days after its receipt of such calculations, deliver a notice to the other setting forth such disputes (the “Disputed Items”). The parties shall use their reasonable best efforts to negotiate in good faith an agreement as to all such Disputed Items. If all such disputes are not resolved within fifteen (15) days, then the parties shall submit their unresolved disputes for final resolution to an accounting firm to be mutually agreed upon (the “Final Resolution”).
          (c) Upon the determination of the Eligible Inventory and the Value thereof, the amount of the Prepay Amount and the amount of the unpaid Allowances as of the Closing Date, whether by the agreement of the parties or by Final Resolution, the following adjustments shall be made to the Preliminary Purchase Price (and the Preliminary Purchase Price, after giving effect to such adjustments, is referred to herein as the “Final Purchase Price”):
               (i)      if the Value of the current and in-line Eligible Inventory (plus the Value of all current and in-line Eligible Inventory in transit with respect to which title has already passed to Seller), as agreed upon or as determined by Final Resolution, exceeds $4,329,912, then the Preliminary Purchase Price shall be increased by the amount of such excess;
               (ii)      if the Value of the closeout Eligible Inventory (plus the Value of all closeout Eligible Inventory in transit with respect to which title has already passed to Seller),

as agreed upon or as determined by Final Resolution, exceeds $5,037,966, then the Preliminary Purchase Price shall be increased by 19.35% of such excess;
               (iii) if the Value of the current and in-line Eligible Inventory (plus the Value of all current and in-line Eligible Inventory in transit with respect to which title has already passed to Seller), as agreed upon or as determined by Final Resolution, is less than $4,329,912, then the Preliminary Purchase Price shall be decreased by the amount of such shortfall;
               (iv) if the Value of the closeout Eligible Inventory (plus the Value of all closeout Eligible Inventory in transit with respect to which title has already passed to Seller), as agreed upon or as determined by Final Resolution, is less than $5,037,966, then the Preliminary Purchase Price shall be decreased by the amount of such shortfall;
               (v) if the amount of the unpaid Allowances as of the Closing Date, as agreed upon or as determined by Final Resolution, exceeds $386,900, which equals the amount of the unpaid Allowances as of the Month End, then the Preliminary Purchase Price shall be decreased by the amount of such excess;
               (vi)      if the amount of the unpaid Allowances as of the Closing Date, as agreed upon or as determined by Final Resolution, is less than $386,900, which equals the amount of the unpaid Allowances as of the Month End, then the Preliminary Purchase Price shall be increased by the amount of such shortfall; and
               (vii) the Preliminary Purchase Price shall be increased by the amount of the Prepay Amount, as agreed upon or as determined by Final Resolution.
          (d)      On the first business day following the earlier of (A) the date on which the parties reach agreement with respect to the Eligible Inventory and the Value thereof, the amount of the Prepay Amount and the amount of the unpaid Allowances as of the Closing Date, and (B) the date of Final Resolution:
               (i) As provided in the Escrow Agreement, the Escrow Agent shall pay to Seller from the Escrow Amount the amount, if any, by which the Final Purchase Price, as finally determined pursuant to Section 1.05(c) hereof, exceeds the Closing Payment. To the extent that the Escrow Amount is insufficient, Purchaser shall make immediate payment by wire transfer to Seller of such difference.
               (ii) As provided in the Escrow Agreement, the Escrow Agent shall pay to Purchaser from the Escrow Amount the amount, if any, by which the Final Purchase Price, as finally determined pursuant to Section 1.05(c) hereof, is less than the Closing Payment. To the extent that the Escrow Amount is insufficient, Seller shall make immediate payment by wire transfer to Purchaser of such difference.
          (e) Seller acknowledges that Purchaser disagrees with Seller’s methods for determining standard costs of Eligible Inventory prior to the date hereof solely with respect to the effect of import duties on such standard costs, including the effect of any miscoding in connection therewith. In connection with the determination of Eligible Inventory as of the

Closing Date pursuant to Section 1.05(a), Seller shall review its methods of determining standard costs of inventory in good faith, and review information provided by Purchaser with respect to possible defects in such methods. If, after this review, (A) Seller and Purchaser agree that Seller’s methods of determining standard costs of inventory overstate or understate the actual cost of such inventory solely with respect to the effect of import duties on such standard costs, and agree on a method of correcting such overstatement or understatement or the exact amount of such overstatement or understatement, or (B) Seller and Purchaser are not able to agree on the amount or method of correcting any such overstatement or understatement after having made reasonable and good faith efforts to reach agreement on this issue for a period of at least 20 business days, but a subsequent binding arbitration decision pursuant to Section 6.12 concludes that import duties were incorrectly calculated with respect to Seller’s Inventory as of June 30, 2007 or the Closing Date, then the parties hereto, notwithstanding anything to the contrary in this Agreement, will take the following actions:
               (i) if the sum of the inventory threshold amounts referenced in Sections 1.05(c)(i) and (ii) is less than the actual amount of Seller’s Inventory as of June 30, 2007 (as determined by mutual agreement or arbitration pursuant to this Section 1.05(e)), Purchaser shall pay Seller the amount of such difference on the same date a payment is required to be made pursuant to Section 1.05(d);
               (ii) if the sum of the inventory threshold amounts referenced in Sections 1.05(c)(i) and (ii) is greater than the actual amount of Seller’s Inventory as of June 30, 2007 (as determined by mutual agreement or arbitration pursuant to this Section 1.05(e)), Seller shall pay Purchaser the amount of such difference on the same date a payment is required to be made pursuant to Section 1.05(d);
               (iii) the inventory thresholds in Sections 1.05(c)(i), (ii), (iii) and (iv) shall be deemed adjusted to equal the amounts agreed upon by the parties or decided by arbitration pursuant to this Section 1.05(e); and
               (iv) the Eligible Inventory as of the Closing Date shall be calculated using the Seller’s methods for determining standard costs of Inventory prior to the date hereof, as such methods may be adjusted by this Section 1.05(e).
     SECTION 1.06 Allocation of Purchase Price. Purchaser and Seller shall cooperate with one another in good faith to prepare an allocation of the Final Purchase Price among the Purchased Assets promptly following the determination of the Final Purchase Price. The parties shall make consistent use of such allocation for all income tax purposes and in all filings, declarations and reports with the Internal Revenue Service and other governmental agencies in respect thereof, including the reports required to be filed under Section 1060 of the Internal Revenue Code of 1986, as amended. Neither Purchaser nor Seller will take a position on any income tax return, before any governmental agency charged with the collection of any income tax or in any judicial proceeding that is in any manner inconsistent with the terms of such allocation or this Section 1.06 without the written consent of the other party.
     SECTION 1.07 Taxes. Purchaser shall pay, in a timely manner, all sales, transfer, documentary, stamp and use taxes, if any, arising out of the transfer or conveyance of the

Purchased Assets. Purchaser shall have delivered to Seller prior to the Closing Date a valid resale exemption certificate with respect to the Eligible Inventory.
     SECTION 1.08 Liabilities; Proration. Purchaser shall be responsible for all liabilities and obligations pertaining to the operation and ownership of the Business arising after the Closing. Seller shall be responsible for all liabilities and obligations (other than Assumed Liabilities) pertaining to the operation of the Business arising prior to the Closing, including all royalty minimums and shortfalls set forth on Schedule 1.08. Those liabilities and obligations attributable to periods both prior to or on the Closing Date and subsequent to the Closing Date shall be prorated accordingly and shall be charged or credited to Seller and Purchaser, as applicable, at the Closing based on the amount reasonably estimated by Seller and Purchaser. Upon receipt by Seller or Purchaser of invoices relating in whole or in part to liabilities and obligations so prorated, each party shall promptly submit to the other party such invoices, together with the supporting documentation demonstrating that the related liability, or the applicable portion thereof, was incurred prior to or on the Closing Date. Upon the submission of such documentation, Seller and Purchaser shall re-prorate such liabilities and shall promptly pay any amounts owing to each other as a result thereof.
     SECTION 1.09 Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any instrument, contract, lease, permit, approval, license or other agreement or undertaking or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent of a third party would constitute a breach or violation thereof or affect adversely the right of Purchaser or Seller thereunder, and any transfer or assignment to Purchaser by Seller of any interest under any such instrument, contract, lease, permit or other agreement or undertaking that required the consent of a third party shall be made subject to such consent or approval being obtained. In the event any such consent or approval has not been obtained prior to the Closing, Seller shall continue to use commercially reasonable efforts to obtain any such approval or consent as quickly as practicable after the Closing until such time as such consent or approval has been obtained, but in no event shall Seller be required to continue its efforts to obtain any such consent for more than three (3) months after the Closing. Until any such consent is obtained, Seller and Purchaser will cooperate in any reasonable and lawful arrangement designed to give to Purchaser the interest of Seller in the benefits under any such instrument, contract, lease, permit, approval, license or other agreement or undertaking, including performance by Seller as agent, and Purchaser shall undertake to pay or otherwise satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Purchaser would have been responsible therefor hereunder if such consent or approval had been obtained. Seller and Purchaser shall bear equally any fees or other costs incurred as a result of the transfer to Purchaser of any License or Contract, other than (i) those fees or costs incurred at or prior to Closing to transfer to Purchaser that certain License Agreement between Disney Consumer Products, a division of Disney Enterprises, Inc. (“Disney”), and Seller dated as of May 5, 2006 (the “Disney License”), which shall be paid by Seller at or before the Closing; provided that Purchaser shall have sole liability for, and shall pay as and when due, any increased fees under the Disney License (including any license or royalty fees) for periods after the Closing that Disney may impose in connection with the transfer of the Disney License, and (ii) the $25,000 transfer fee required to be paid by Purchaser to Mattel, Inc. pursuant to that certain Letter Agreement, dated as of November 1, 2007, between Purchaser and

Mattel, Inc. to transfer to Purchaser that certain Fisher Price License Agreement (Contract No. 20921) with an effective date of January 1, 2007 between Mattel, Inc. and Seller, which shall be paid solely by Purchaser. Nothing in this Section 1.09 shall be deemed to constitute an agreement to exclude from the Purchased Assets any assets described under Section 1.01.
ARTICLE II. REPRESENTATIONS AND WARRANTIES
     SECTION 2.01 Representations and Warranties of Seller. As a material inducement to enter into this Agreement and all other documents to be executed in connection with this Agreement (collectively, the “Ancillary Documents”), Seller represents and warrants to Purchaser as follows, and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by Purchaser or on its behalf:
          (a) Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to qualify would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means an effect which is materially adverse to the financial condition, results of operations, properties or liabilities of the Business; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from (i) any change in economic conditions in the industry in which the Business operates (but only to the extent that the effect of any such change on the Business is not materially different from the effect on comparable businesses); (ii) any change in currency rates; (iii) any change in any Law (as hereinafter defined) generally affecting the industry in which the Business operates; (iv) any increases in the costs of commodities or supplies; (v) any change in the financial condition or results of operation of the Business caused by the pending sale of the Business to Purchaser; (vi) any act of war or terrorism; or (vii) any actions expressly required to be taken pursuant to or in accordance with this Agreement. Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Seller has all necessary corporate power and authority to own, lease and operate its properties and conduct the Business as it is currently being conducted.
          (b) Authorization and Binding Effect. The execution, delivery and performance of this Agreement and the Ancillary Documents by Seller have been duly authorized by the Board of Directors of Seller, and this Agreement and the Ancillary Documents constitute the legal, valid and binding obligation of Seller enforceable in accordance with their respective terms, except as may be limited by bankruptcy, reorganization, insolvency and other similar Laws or equitable principles relating to or affecting the enforcement of rights of creditors generally. All other corporate proceedings required by the certificate of incorporation or bylaws of Seller or otherwise for the execution and delivery of this Agreement and the Ancillary Documents, and for the consummation of the transactions contemplated hereby and thereby, have been duly taken.

          (c) No Violation. The execution, delivery and performance by Seller of this Agreement do not and will not (i) contravene or breach or constitute a default under any term or provision of the certificate of incorporation or bylaws of Seller, (ii) constitute a violation of any statute, ordinance, judgment, order, decree, regulation or rule of any court, governmental authority or arbitrator or, except as set forth on Schedule 2.01(c), any license, permit or franchise applicable or relating to the Business or the Purchased Assets, or (iii) result in the creation of any Lien upon any of the Purchased Assets pursuant to the provisions of any of the foregoing. Except as set forth on Schedule 2.01(c), no governmental approval or governmental consent is required to be obtained by Seller in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.
          (d) Financial Statements. Attached hereto as Schedule 2.01(d) are Statements of Assets Acquired and Liabilities Assumed as of January 1, 2005 (fiscal 2004), December 30, 2005, December 30, 2006 and September 29, 2007, and Statements of Revenues and Direct Expenses for the fiscal years (or portion thereof) ending on such dates (the “Financial Statements”). The Financial Statements have been prepared from the books and records of Seller and present fairly in all material respects the information contained therein for the periods covered thereby.
          (e) Insurance. As of the date hereof and immediately prior to the Closing, the Business and the Purchased Assets are, and will be, insured against such hazards and liabilities, under such coverages and in such amounts, as are customarily maintained by prudent companies similarly situated and under policies issued by insurers of recognized responsibility. Such policies are in full force and effect, all premiums due thereon have been paid, and Seller has complied in all material respects with the terms and provisions thereof. Except for workers’ compensation and medical insurance claims arising in the ordinary course of business, there are no claims pending or, to the Knowledge of Seller, threatened under any of said policies in respect of the Business, and no disputes with underwriters are pending or, to the Knowledge of Seller, threatened. Seller has not been refused any insurance with respect to the Business by any insurance carrier to which it has applied for insurance or with which it has carried insurance. For purposes of this Agreement, “Knowledge” means the actual knowledge of Ashley Edwards, John De La Roche, Thomas P. O’Connor, C. Powers Dorsett, Delbridge E. Narron, Steven P. Burns and Craig Jones, without independent investigation.
          (f) Litigation and Compliance.
          (i) There is no action, suit, claim or proceeding pending or, to the Knowledge of Seller, threatened with respect to the Business or the Purchased Assets or with respect to the transactions contemplated by this Agreement.
          (ii) Except with respect to compliance with Laws applicable to the items of Eligible Inventory that are not for active and ongoing programs of the Business, which is covered exclusively by Section 2.01(j) and not by this Section 2.01(f)(ii), Seller is in compliance with, and is not in default or violation under, and, to the Knowledge of Seller, no valid basis exists for any claim of noncompliance, default or violation with respect to, any Law with respect to the Business, except for such failures to be in compliance, defaults or violations that, individually or in the aggregate, would not be reasonably expected to result in a Material Adverse Effect. For purposes of this

Agreement, “Law” shall mean shall mean any federal, state or local law (including common law), rule, regulation or governmental requirement of any kind, and the rules, regulations, guidelines, directives and orders promulgated thereunder. Seller is not subject to any judgment, order or decree entered in any lawsuit or proceeding that has or may have a Material Adverse Effect upon the Business. All material governmental licenses, consents, authorizations and permits required in connection with the Business have been obtained and are in full force and effect.
          (g) Taxes and Other Payments. Seller has paid, or made adequate provision on applicable books and records for the payment of, all federal, state, local and foreign taxes, including sales, use, real property and personal property taxes, penalties and other payments required, as the case may be, to be paid or currently due in respect of the Business; the payment of any such tax is not in default; and Seller has duly filed all tax reports and returns required to be filed by it in respect of the Business. There are no tax liens (other than liens for taxes not yet delinquent) upon, pending against or, to the Knowledge of Seller, threatened against Seller in respect of, the Purchased Assets. Seller has made and transmitted to the appropriate taxing authorities all required employee withholding payments in respect of the Business.
          (h) Consents and Approvals. Except as specified in Schedule 2.01(h), the execution, delivery and performance of this Agreement and the Ancillary Documents by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, will not require any notice to, action of, filing with, or consent, authorization, order or approval from, any Person. For purposes of this Agreement, “Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a court, administrative agency or other federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or agency of any nature.
          (i) Absence of Changes or Events. Since June 30, 2007, Seller has operated and conducted the Business only in the ordinary course, and, except as set forth on Schedule 2.01(i), Seller has not:
          (i) waived or released any right of substantial value relating to the Business, including any contractual rights;
          (ii) received any notice of termination of any Assumed Contract (as hereinafter defined), or suffered any damage, destruction or loss (whether or not covered by insurance) or other change in the business, operations, financial condition, liabilities, assets or earnings of the Business, which, in any case or in the aggregate, has had or may have a Material Adverse Effect on the Purchased Assets or the Business nor, to the Knowledge of Seller, has there been any event which has had or may reasonably be expected to have a Material Adverse Effect on the Purchased Assets or the Business;
          (iii) received notification of a material violation of any Law applicable to the Business or the Purchased Assets;
          (iv) instituted, settled, or agreed to settle any litigation, legal action, proceeding or arbitration directly affecting the Purchased Assets or the Business;

          (v) permitted, allowed or suffered any of the Purchased Assets to be subjected to any mortgage, pledge, lien, encumbrance, restriction or charge of any kind, other than Permitted Liens or any other Lien that will be released on or prior to Closing; or
          (vi) entered into, or agreed to enter into, any agreement or arrangement granting any right to purchase or acquire any other right with respect to any of the Purchased Assets or requiring the consent of any party to the transfer or assignment of the Purchased Assets.
          (j) Inventory. All Eligible Inventory, as of the Closing, will be valued at Seller’s standard costs for such items (in a manner consistent with Seller’s methods for determining standard costs prior to June 30, 2007). Except as set forth on Schedule 2.01(j), Seller is not in possession of any Inventory not owned by Seller, including goods already sold. Eligible Inventory now on hand that was purchased after the Month End was purchased in the ordinary course of business of Seller. All items included in the Eligible Inventory consist of a quality and quantity which are usable and saleable in the ordinary course of business of Seller except for closeout items and items of below-standard quality in excess of the Variance. All items of Eligible Inventory for active and ongoing programs of the Business that were purchased by Seller for a specific Significant Customer (as hereinafter defined) meet or exceed all standards specified by such Significant Customer. All items of Eligible Inventory that are not for active and ongoing programs of the Business met or exceeded all applicable standards specified by the United States Consumer Products Safety Commission with respect to material content and safety matters at the time they were purchased by Seller.
          (k) Contracts. Schedule 2.01(k) lists all contracts, agreements and other arrangements, including all amendments thereto, which relate directly to or represent the Assumed Liabilities (other than contractual obligations to pay the Allowances, the terms of which are set forth on Schedule 2.01(q) hereto) (collectively, the “Assumed Contracts”), all of which are valid and binding obligations of the respective parties thereto, enforceable in accordance with their respective terms, are in full force and effect and, except as set forth on Schedule 2.01(k), are validly assignable to Purchaser without the consent of any other Person. Seller has no understandings or arrangements, whether oral or written and whether or not legally enforceable, with parties (other than customers and suppliers) that are material to the Purchaser’s ownership and use of the Purchased Assets after the Closing that have not previously been disclosed to Purchaser in writing.
          (l) Licenses and Permits. Seller lawfully obtained and currently possesses the governmental licenses and permits necessary to own and operate the Business and has fulfilled and performed all of its material obligations thereunder, other than those that, if not obtained or currently possessed, could not reasonably be expected to have a Material Adverse Effect on the Business, and Seller has delivered to Purchaser true and complete copies of all such governmental licenses and permits, which are listed on Schedule 2.01(l) (the “Scheduled Licenses and Permits”). Each of the Scheduled Licenses and Permits is valid and in full force and effect.
          (m) Intellectual Property. Set forth on Schedule 2.01(m) are all patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications (including the Specified Applications), service marks, logos, trade names, slogans and brands included within the Intellectual Property being transferred to Purchaser hereunder (the “Specified Intellectual Property”). Except as set forth on Schedule 2.01(m):
          (i) Seller owns, free and clear of all Liens, or has the right to use, all of the Specified Intellectual Property without payment to any third party;
          (ii) to Seller’s Knowledge, Seller owns, free and clear of all Liens, or has the right to use, all of the Intellectual Property (other than the Specified Intellectual Property) without payment to any third party;
          (iii) all of the issued patents, registered trademarks and registered copyrights included within the Intellectual Property are currently in compliance in all material respects with applicable Laws (including, as applicable, payment of filing, examination and maintenance fees and the timely filing of affidavits of use and incontestability and renewal applications), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date;
          (iv) upon the consummation of the transactions contemplated hereby and compliance with applicable Laws as to the assignment of such Specified Intellectual Property, Purchaser will have the right to own and use the Specified Intellectual Property;
          (v) Seller has not received written notice of any claim and no claims are pending nor, to the Knowledge of Seller, threatened by any Person, as to the use of any such Specified Intellectual Property or challenging or questioning the validity or effectiveness of any state or federal registration of the Specified Intellectual Property;
          (vi) Seller’s use of the Specified Intellectual Property does not, and Purchaser’s continued use of the Specified Intellectual Property following the Closing in the same manner as heretofore used by Seller will not, infringe on the rights of any Person; and
          (vii) to the Knowledge of Seller, there has not been any theft, infringement, misappropriation or other violation of the Intellectual Property by any Person.
     Seller has taken commercially reasonable steps to protect its rights in any of Seller’s data or information (including trade secrets) that is valuable to the creation of the Business and not generally known to the public or competitors.
          (n) Product Warranties. Except for warranties under applicable law or as otherwise set forth on Schedule 2.01(n), (i) Seller has made no warranties, express or implied, written or oral, with respect to the products designed, manufactured, marketed, imported, sold or distributed in connection with the Purchased Assets, and (ii) there is no claim pending or, to the Knowledge of Seller, threatened against it under any warranty.

          (o) Customers. Schedule 2.01(o) sets forth (i) the names and addresses of all customers of the Business that ordered products, goods and services from Seller with respect to the Business with an aggregate value for each such customer of $50,000 or more during the twelve-month period ended September 1, 2007 (collectively, the “Significant Customers”) and (ii) the amount for which each such customer was invoiced during such period. Except as set forth on Schedule 2.01(o), Seller has not received any notice, nor does Seller have Knowledge, that any Significant Customer (i) has ceased, or will cease, to purchase those types of products included in current and active programs for such Significant Customer, (ii) will substantially reduce the purchase of those types of products included in current and active programs for such Significant Customer, or (iii) has sought, or is seeking, to substantially reduce the price it will pay for those types of products included in current and active programs for such Significant Customer other than in a manner consistent with such Significant Customer’s ordinary business efforts to obtain products at lower prices, including in each case after the consummation of the transactions contemplated hereby. To the Knowledge of Seller and other than as indicated above, no Significant Customer of the Business has threatened to take any action described in the immediately preceding sentence as a result of the consummation of the transactions contemplated hereby.
          (p) Suppliers; Raw Materials. Schedule 2.01(p) sets forth (i) the names and addresses of all suppliers to the Business from which Seller ordered raw materials, supplies, merchandise and other goods and services for use in the Business with an aggregate purchase price for each such supplier of $25,000 or more during the twelve-month period ended October 5, 2007, and (ii) the amount for which such supplier invoiced Seller during such period. Except as set forth on Schedule 2.01(p), Seller has not received any notice, nor does Seller have Knowledge, that there has been any material adverse change in the price of such raw materials, supplies, merchandise or other goods or that any such supplier will not sell raw materials, supplies, merchandise and other goods to Purchaser at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to Seller, subject to general and customary price increases, including those related to currency fluctuations. To the Knowledge of Seller, no supplier of the Business has otherwise threatened to take any action described in the immediately preceding sentence as a result of the consummation of the transactions contemplated hereby.
          (q) Rebates. Except as set forth on Schedule 2.01(q), Seller has not entered into, or offered to enter into, any agreement, contract, commitment, mark-down, buy-in, co-op or other arrangement (whether written or oral) pursuant to which Seller is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer of the Business.
          (r) Brokers. Seller has not employed any investment banker, broker or finder in connection with the transactions contemplated hereby.
          (s) Title to Purchased Assets. Seller owns good title to all of the Purchased Assets (other than Intellectual Property, which is covered exclusively by Section 2.01(m) and not by this Section 2.01(s)) free and clear of any Liens other than Permitted Liens.
          (t) No Other Representations or Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 2.01 OR IN ANY ANCILLARY DOCUMENT, SELLER

DOES NOT MAKE, AND NO PARTY SHALL BE ENTITLED TO RELY UPON, ANY REPRESENTATION OR WARRANTY AS TO ANY FACT OR MATTER ABOUT SELLER, THE BUSINESS OR THE PURCHASED ASSETS, INCLUDING ANY WARRANTY OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE.
     SECTION 2.02 Representations and Warranties of Purchaser. Purchaser, for itself and its successors and assigns, represents and warrants to Seller as follows, and acknowledges and confirms that Seller is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Seller:
          (a) Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
          (b) Authorization and Binding Effect. The execution, delivery and performance of this Agreement and the Ancillary Documents by Purchaser have been duly authorized by the Board of Directors of Purchaser, and this Agreement and the Ancillary Documents constitute the legal, valid and binding obligation of Purchaser enforceable in accordance with their respective terms, except as may be limited by bankruptcy, reorganization, insolvency and other similar Laws or equitable principles relating to or affecting the enforcement of rights of creditors generally. All other corporate proceedings required by the certificate of incorporation or bylaws of Purchaser or otherwise for the execution and delivery of this Agreement and the Ancillary Documents, and for the consummation of the transactions contemplated hereby and thereby, have been duly taken.
          (c) No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby constitutes or will constitute a violation of, is or will be in conflict with, or constitutes or will constitute a default under (i) any term or provision of the certificate of incorporation or bylaws of Purchaser; (ii) any statute, ordinance, judgment, order, decree, regulation or rule of any court, governmental authority or arbitrator; or (iii) any contract, license, permit or franchise applicable or relating to Purchaser. No governmental approval or other consent is required to be obtained by Purchaser in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.
          (d) Brokers. Purchaser has not employed any investment banker, broker or finder in connection with the transactions contemplated hereby.
          (e) Financing. Purchaser has previously delivered to Seller a true, correct and complete copy of the Commitment Letter, dated September 18, 2007, made by The CIT Group/Commercial Services, Inc. (“Lender”) in favor of Purchaser (the “Commitment Letter”). The Commitment Letter is a legal, valid and binding obligation of Lender, enforceable in accordance with its terms, and is in full force and effect. Purchaser is in full compliance with all of the material terms of the Commitment Letter. To the knowledge of Purchaser, no event, occurrence or condition exists that would permit Lender to refuse to advance the funds contemplated by the Commitment Letter in accordance with its terms.

     ARTICLE III. ADDITIONAL COVENANTS AND AGREEMENTS
     SECTION 3.01 All Reasonable Efforts. Each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the parties to this Agreement shall take all such necessary action.
     SECTION 3.02 Audited Financial Statements. Seller acknowledges that Crown Crafts, Inc., a Delaware corporation (“Parent”) and the holder of 100% of the outstanding capital stock of Purchaser, at the sole cost and expense of Purchaser and Parent, will cause to be prepared and will file with the Securities and Exchange Commission (the “SEC”) such financial statements as are required under that certain letter from the SEC dated October 10, 2007 with respect to Purchaser’s acquisition of the Purchased Assets pursuant hereto (the “Required Financial Statements”). Seller shall (i) cooperate with Purchaser and the auditor selected by Purchaser to audit any such Required Financial Statements to give Purchaser and such auditor reasonable access to Seller’s financial records, files, personnel and advisors as may be reasonably necessary to permit Purchaser’s preparation of such Required Financial Statements and to permit such auditor to perform its audit and issue its audit report in respect thereof; and (ii) use its commercially reasonable efforts to cause its personnel and advisors to cooperate with Purchaser and such auditor regarding the matters addressed in this Section 3.02, including delivery of customary representation letters to such auditor.
ARTICLE IV. CLOSING
     SECTION 4.01 The Closing. The purchase and sale (the “Closing”) of the Purchased Assets provided for in this Agreement shall take place simultaneously with the execution and delivery hereof and shall be effected by the execution and delivery of documents by such combination of facsimile, electronic mail and original documents as the parties may mutually determine. The date on which the Closing occurs shall be referred to herein as the “Closing Date.”
     SECTION 4.02 Deliveries by Seller. At Closing, Seller shall deliver to Purchaser the following:
          (a) a bill of sale for all of the Purchased Assets that are tangible personal property substantially in the form of Exhibit B executed by Seller (the “Bill of Sale”);
          (b) an assignment of all of the Purchased Assets that are intangible personal property, which assignment shall also contain Purchaser’s undertaking and assumption of the Assumed Liabilities, substantially in the form of Exhibit C executed by Seller (the “Assignment and Assumption Agreement”);
          (c) separate assignments of the Specified Applications and such other items of the Intellectual Property as Purchaser may reasonably require, each executed by Seller;

          (d) a noncompetition agreement substantially in the form of Exhibit D executed by Seller (the “Noncompetition Agreement”);
          (e) a transition services agreement substantially in the form of Exhibit E executed by Seller (the “Transition Services Agreement”);
          (f) a warehousing agreement substantially in the form of Exhibit F executed by Seller (the “Warehousing Agreement”);
          (g) a license agreement with respect to Seller’s Springmaid, Wamsutta and Dundee trade marks and the Owen tradename substantially in the form of Exhibit G executed by Seller (the “Seller License Agreement”);
          (h) an agreement pursuant to which Purchaser shall obtain the right to use the “Blue Jean Teddy” name and mark formerly held by Seller royalty-free with respect to Eligible Inventory;
          (i) the Escrow Agreement executed by Seller;
          (j) the consents and approvals set forth on Schedule 2.01(h) (including the consent of Disney to the transfer to Purchaser of the Disney License and the consent of any other licensor or other Person necessary for Purchaser to sell the Eligible Inventory to be transferred to Purchaser hereunder); and
          (k) a warehouser’s/bailee’s agreement that is acceptable to Purchaser’s lender in both form and substance executed by Seller.
     The documents to be delivered hereunder by or on behalf of Seller on the Closing Date shall be in form and substance reasonably satisfactory to Purchaser and its counsel.
     SECTION 4.03 Deliveries by Purchaser. At Closing, Purchaser shall deliver the following:
          (a) to Seller, the Closing Payment by wire transfer of immediately available funds to such account at such bank as Seller shall direct;
          (b) to the Escrow Agent, the Escrow Amount by wire transfer of immediately available funds to such account at such bank as the Escrow Agent shall direct; and
          (c) to Seller, (i) the Assignment and Assumption Agreement, (ii) the Noncompetition Agreement, (iii) the Transition Services Agreement, (iv) the Warehousing Agreement, (v) the Seller License Agreement and (vi) the Escrow Agreement, each executed by Purchaser.
     The documents to be delivered hereunder by or on behalf of Purchaser on the Closing Date shall be in form and substance reasonably satisfactory to Seller and its counsel.

     SECTION 4.04 Passage of Title at Closing. Upon delivery of the instruments of sale, conveyance, assignment, transfer and delivery, title to the Purchased Assets shall pass to Purchaser at the Closing.
     SECTION 4.05 Retention of and Access to Records. After the Closing Date, Purchaser will retain those records of the Business and other materials delivered to Purchaser pursuant to Section 1.01(e) and will not destroy such records and materials without the written consent of the Seller prior to the fifth anniversary of the Closing Date. Purchaser also will provide Seller and its representatives reasonable access thereto, during normal business hours and on reasonable prior written notice, to enable Seller to prepare financial statements or defend claims or other proceedings or investigations relating to Excluded Liabilities, Excluded Assets, Retained Inventory Rights or any claims for indemnification made under Article V.
ARTICLE V. INDEMNIFICATION
     SECTION 5.01 Agreement of Seller to Indemnify Purchaser. Subject to the terms and conditions of this Article V, Seller agrees to indemnify, defend and hold harmless Purchaser and its officers, directors, shareholders, other affiliates, employees and agents (collectively, the “Purchaser Indemnitees”) from, against, for and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, expenses (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses) and diminution of value (collectively, “Losses”) asserted against, imposed upon or incurred by Purchaser Indemnitees by reason of, resulting from, based upon or arising out of:
          (a) the breach of any representation or warranty of Seller contained in or made pursuant to this Agreement or any Ancillary Document;
          (b) the breach of any covenant or agreement of Seller contained in or made pursuant to this Agreement or any Ancillary Document other than the Noncompetition Agreement, the Transition Services Agreement, the Warehousing Agreement, the Seller License Agreement and the Escrow Agreement (such remaining Ancillary Documents, collectively, the “Standalone Ancillary Documents”);
          (c) any Excluded Liability;
          (d) Seller’s failure to comply with the terms of any state bulk sales or fraudulent transfer laws applicable to the transactions contemplated hereby; and
          (e) any trademark infringement claim arising out of any sale of Eligible Inventory purchased by Purchaser hereunder or any inventory purchased under a purchase order constituting an Assumed Liability, in each case as a direct result of the fact that (i) such Eligible Inventory is currently labeled with the “Welcome to the World” trademark listed on Schedule 2.01(m) hereto or (ii) such inventory is labeled with the “Welcome to the World” trademark at the time Purchaser takes title to such inventory.
Notwithstanding anything to the contrary herein, the term “Losses” specifically excludes damage to reputation, lost business opportunities, lost profits, mental or emotional distress, incidental, special, exemplary, punitive or indirect damages or interference with business operations.

     SECTION 5.02 Agreement of Purchaser to Indemnify Seller. Subject to the terms and conditions of this Article V, Purchaser agrees to indemnify, defend and hold harmless Seller and its officers, directors, shareholders, other affiliates, employees and agents (collectively, the “Seller Indemnitees”) from, against, for and in respect of any and all Losses asserted against, imposed upon or incurred by Seller Indemnitees by reason of, resulting from, based upon or arising out of:
          (a) the breach of any representation or warranty of Purchaser contained in or made pursuant to this Agreement or any Ancillary Document;
          (b) the breach of any covenant or agreement of Purchaser contained in or made pursuant to this Agreement or any Ancillary Document, other than any Standalone Ancillary Document; and
          (c) any Assumed Liability.
     SECTION 5.03 Procedures for Indemnification.
          (a) As used herein, the term “Indemnitor” means the party against whom indemnification hereunder is sought, and the term “Indemnitee” means the party seeking indemnification hereunder.
          (b) Promptly after receipt by the Indemnitee of notice of commencement of any suit or proceeding (including a binding arbitration or an audit by any taxing authority) or notice of any claim or demand from a third party against the Indemnitee that may give rise to an indemnification obligation under this Article V (a “Third Party Claim”), the Indemnitee will give notice to the Indemnitor in writing of such Third Party Claim, together with the estimated amount thereof (if known). Failure to give notice of a Third Party Claim shall not affect the indemnification obligations hereunder except to the extent that actual and material prejudice to the defense of such claim is established by the Indemnitor.
          (c) The Indemnitor shall have the right to assume the defense (at the Indemnitor’s expense) of any such claim through counsel of the Indemnitor’s own choosing by so notifying the Indemnitee in writing within thirty (30) days of the first receipt by the Indemnitor of such notice from the Indemnitee; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall have the right to employ separate counsel in such claim and participate in the defense thereof, but the fees and expenses of such counsel (other than expenses reasonably incurred prior to the Indemnitor’s assumption of the defense) shall be at the expense of the Indemnitee unless: (i) the Indemnitor has agreed to pay such expenses; (ii) the Indemnitor has failed to assume the defense within thirty (30) days of receipt of notice thereof and employ counsel reasonably satisfactory to the Indemnitee; or (iii) the named parties in any such claim (including any impleaded parties) include the Indemnitee and the Indemnitor, and the Indemnitee shall have been advised by counsel that either (x) there is reasonably likely to be one or more legal defenses available to it which are different from or in addition to those available to the Indemnitor or (y) a conflict of interest is reasonably likely to exist if such counsel represents the Indemnitee and the Indemnitor; provided, however, that (1) if the Indemnitee notifies the Indemnitor in writing that it elects to employ separate counsel in the circumstances described in clause (i), (ii) or (iii) above, then the Indemnitor shall not have the right to assume the defense thereof and such counsel shall be at the reasonable expense of the Indemnitor, and Indemnitor may elect to participate in such defense at any time at its own expense, and (2) the Indemnitor shall not, in connection with any one such claim or separate but substantially similar or related claims in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the fees and expenses of more than one such firm of separate counsel (in addition to any local counsel), which counsel shall be designated by the Indemnitee.
          (d) Notwithstanding the foregoing, if the Indemnitee determines in good faith that there is a reasonable probability that a Third Party Claim may materially and adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnitee may, by notice to the Indemnitor, assume the exclusive right (subject to Indemnitor’s right to employ separate counsel with respect to such matter at its own expense) to defend, compromise or settle such Third Party Claim, but the Indemnitor will not be bound by any determination of any Third Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its prior written consent (which may not be unreasonably withheld or delayed).
          (e) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice, subject to the other provisions of this Article V.
     SECTION 5.04 Establishment of Indemnification Liability. To be effective, any claim for indemnification by the Indemnitee must be made by a written notice (a “Notice of Claim”) to the Indemnitor, given in accordance with the provisions of Section 6.03 hereof. Upon final determination of the amount of the Losses that is the subject of an indemnification claim (whether such determination is the result of the Indemnitor’s acceptance of a Notice of Claim or a resolution of any dispute with respect thereto by agreement of the parties or otherwise), the Indemnitor shall be obligated to pay the amount of such Losses to the Indemnitee within ten (10) days of such final determination of the amount of the Losses due by the Indemnitor.
     SECTION 5.05 Settlement of Third Party Claims. No settlement of a Third Party Claim involving the asserted liability of the Indemnitee under this Article V shall be made without the prior written consent by or on behalf of the Indemnitee, which consent shall not be unreasonably withheld or delayed, unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person by the Indemnitee and no material adverse effect on any other claims then pending against the Indemnitee and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitor. Consent shall be presumed in the case of settlements of $10,000 or less where the Indemnitee has not responded within ten (10) days of written notice of a proposed settlement.
     SECTION 5.06 Duration. The indemnification rights of the parties hereto for Losses resulting from a breach of representations and warranties contained in this Agreement or any Ancillary Documents or for breaches of covenants contained in this Agreement or any Ancillary Document other than any Standalone Ancillary Document (other than as hereinafter set forth in this Section 5.06) are subject to the condition that the Indemnitor shall have received written notice of the Losses for which indemnity is sought within eighteen (18) months after the Closing Date. The indemnification rights of the parties hereto for Losses resulting from a breach of representations and warranties or for breaches of covenants that are related to tax matters are subject to the condition that the Indemnitor shall have received written notice of the Losses for which indemnity is sought prior to the expiration of the applicable statute of limitations therefor. The indemnification rights of the parties hereto for Losses resulting from a breach of any representation and warranty with respect to title to any of the Purchased Assets, or with respect to the breach of any agreement or undertaking with respect to payment of the Excluded Liabilities and Assumed Liabilities, shall be effective for all purposes hereunder without limitation as to the time within which such notice may be given.
     SECTION 5.07 Limitations. The Indemnitor shall not be obligated to indemnify the Indemnitee until the sum of the aggregate of all Losses suffered or incurred by the Indemnitee as to which a right of indemnification is provided under this Article V exceeds One Hundred Thousand and No/100 Dollars ($100,000.00) (the “Threshold”), at which time the Indemnitee shall be entitled to indemnification for the amount of all Losses, including the amount of the Threshold; provided, however, that, notwithstanding the foregoing, any Losses suffered or incurred by the Indemnitee under Section 5.01(c), (d) or (e) or Section 5.02(c) hereof shall not be subject to the Threshold. In no event shall the aggregate liability of Seller, or the aggregate liability of Purchaser, under this Article V exceed Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00) exclusive of any Losses suffered or incurred by the Indemnitee under Section 5.01(e) hereof. Notwithstanding anything herein to the contrary, (a) all references to “material” and “Material Adverse Effect” (except those references included in Sections 2.01(d), 2.01(i)(ii), 2.01(k) and 2.01(p)) shall be disregarded for purposes of determining whether and the extent to which there are, and in calculating the amount of, Losses entitled to indemnification under this Article V, and (b) if any Losses arising from any breach by Seller of any representation or warranty are included in the calculation of the Final Purchase Price pursuant to Section 1.05, Purchaser shall not be entitled to any indemnification hereunder for such Losses. All Losses recoverable by an Indemnitee shall be net of any insurance proceeds which the Indemnitee actually receives as a direct consequence of the circumstances to which the Losses related or from which the Losses resulted or arose, which amount shall be offset by any increases (current and future) in insurance premiums that result from the insurer having covered such Losses and any costs incurred by the Indemnitee in connection therewith.
     SECTION 5.08 Investigations. The respective representations and warranties of the parties contained in this Agreement or in any Ancillary Document delivered by either party at or prior to the Closing and the rights to indemnification set forth in this Article V shall not be deemed waived or otherwise affected by any investigation made, or knowledge acquired (or capable of being acquired), by either party hereto.
     SECTION 5.09 Sole and Exclusive Remedy. Except as set forth in Section 1.05 and Section 6.11, the indemnification obligations of Seller and Purchaser under this Article V shall constitute the sole and exclusive remedies of Seller and Purchaser, respectively, with respect to (i) any and all claims arising under or relating to this Agreement, and (ii) any and all claims relating to a breach of any representation or warranty arising under or relating to any Ancillary Agreement or other agreement, instrument or document executed and delivered pursuant to this Agreement or the transactions contemplated by this Agreement, the Ancillary Agreements or any of such other agreements, instruments or documents.

ARTICLE VI. MISCELLANEOUS
     SECTION 6.01 Expenses. Except as provided in Section 1.08, Seller, on the one hand, and Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’ fees) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith.
     SECTION 6.02 Interpretation.
          (a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.
          (b) The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.
          (c) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
          (d) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.
          (e) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
          (f) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
          (g) A reference to any statute or to any provision of any statute shall include any amendment to, and any modification or re-enactment thereof, and all regulations and statutory instruments issued thereunder or pursuant thereto.
          (h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
          (i) All Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.
     SECTION 6.03 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered by hand, (b) mailed by registered or certified mail (return receipt requested), (c) by deposit with a nationally recognized courier for next business day delivery, or (d) faxed and immediately confirmed both orally and in writing, to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and shall be deemed given on the date on which so hand-delivered or so telecommunicated or the next business day following deposit with such courier or on the third business day following the date on which so mailed, if deposited in a regularly-maintained receptacle for United States mail:
     If to Seller:
Springs Global US, Inc.
205 North White Street
Fort Mill, South Carolina 29715
Attn: Mr. Tom O’Connor
Fax: (803) 547-1688
     With a copy to (which shall not constitute notice to Seller):
Springs Global US, Inc.
205 North White Street
Fort Mill, South Carolina 29715
Attn: Legal Department
Fax: (803) 547-3766
     If to Purchaser:
Crown Crafts Infant Products, Inc.
916 S. Burnside Avenue
Gonzales, Louisiana 70737
Attn: Mr. E. Randall Chestnut
Fax: (225) 647-9112
     With a copy to (which shall not constitute notice to Purchaser):
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street, NE
Atlanta, Georgia 30303
Attn: Steven E. Fox, Esq.
Fax: (404) 525-2224
     SECTION 6.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Executed by counterparts may be delivered by facsimile transmission or by other electronic communication.
     SECTION 6.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

     SECTION 6.06 Assignability. This Agreement shall not be assignable otherwise than by operation of law by any party without the prior written consent of the other parties hereto, and any purported assignment by any party without the prior written consent of the other parties shall be void.
     SECTION 6.07 Waivers and Amendments. Any term or provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof, and any term or provision of this Agreement may be amended or supplemented at any time by the mutual consent of the parties hereto, except that any waiver of any term or condition, or any amendment or supplementation, of this Agreement must be in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.
     SECTION 6.08 Third Party Rights. This Agreement shall not create benefits on behalf of any employee of Seller, any third party or any other Person except for the rights of Seller Indemnitees and Purchaser Indemnitees pursuant to Article V hereof, and this Agreement shall be effective only as between the parties hereto (including the Purchaser Indemnitees and Seller Indemnitees with respect to Article V hereof), their successors and permitted assigns.
     SECTION 6.09 Entire Agreement. This Agreement (including the Exhibits, Schedules, documents and instruments referred to herein and the Confidentiality Agreement, dated as of October 9, 2007, between Purchaser and Seller, all of which are intended to survive closing in accordance with their terms) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them with respect to the subject matter hereof.
     SECTION 6.10 Severability. In the event that any one or more of the provisions contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect.
     SECTION 6.11 Enforcement of Agreement. Each party hereto acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach by either party of any covenant or agreement of such party contained in this Agreement could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which either party hereto may be entitled, at law or in equity, it shall be entitled to enforce any covenant or agreement of the other party contained in this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
     SECTION 6.12 Arbitration. Except as set forth in Sections 1.05 and 6.11, any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof (“Dispute”), shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect (the “Rules”), except as modified herein. The place of arbitration shall be Charlotte, North Carolina. A party shall be deemed properly served and joined to an arbitration proceeding instituted pursuant to this Section 6.12 upon delivery of a notice (in accordance with Section 6.03) that such an arbitration has been instituted (a “Notice of Arbitration”). There shall be one (1) neutral and impartial arbitrator appointed by Purchaser and Seller within fifteen (15) days of the receipt by the respondent of the demand for arbitration if both parties agree on the arbitrator; provided, however, that if there is disagreement on the selection of the arbitrator, then there shall be three (3) neutral and impartial arbitrators, of whom Purchaser shall appoint one (1) and Seller shall appoint one (1) within thirty (30) days of the receipt by the respondent of the demand for arbitration. In such event, the two (2) arbitrators so appointed shall select the chair of the arbitral tribunal within thirty (30) days of the appointment of the second arbitrator. If any arbitrator is not appointed within the time limit provided herein, such arbitrator shall be appointed by the AAA in accordance with the listing, striking and ranking procedure in the Rules. Any arbitrator appointed by the AAA shall be a retired judge or a practicing attorney with no less than fifteen (15) years of experience and shall be an experienced arbitrator. Any arbitration decision or award rendered hereunder and the validity, effect and interpretation of this Section 6.12 shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. Any such decision or award (i) shall be in writing, (ii) shall state the findings of fact and conclusions of law on which it is based, (iii) shall be final and binding upon the parties, and (iv) shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accounting presented to the arbitral tribunal. Judgment upon such decision or award may be entered in any court having jurisdiction. By agreeing to arbitration, the parties do not intend to deprive any party of its right to seek or any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect. In addition to damages, the arbitral tribunal may award any remedy provided for under applicable law or equitable principles and the terms of this Agreement, including specific performance or other forms of injunctive relief.
[Signature page follows.]

     IN WITNESS WHEREOF, Seller and Purchaser have each caused this Agreement to be executed and delivered as of the date first written above.

SELLER:

SPRINGS GLOBAL US, INC.

By:	/s/ Flavio R. Barbosa
Name:	Flavio R. Barbosa
Title:	EVP & CFO

PURCHASER:

CROWN CRAFTS INFANT PRODUCTS, INC.

By:	/s/ E. Randall Chestnut
Name:	E. Randall Chestnut
Title:	Vice President

(Asset Purchase Agreement)